Mail Stop 3561

            October 27, 2005


Hugo M. Cancio, Chief Executive Officer
Fuego Entertainment, Inc.
19250 NW 89th Court
Miami, Florida  33018

      Re:	Fuego Entertainment, Inc.
      Amendment No. 2 to Registration Statement on Form SB-2
      Filed October 3, 2005
      Amendment No. 3 to Registration Statement on Form SB-2
      Filed October 5, 2005
      File No. 333-127612

Dear Mr. Cancio:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The page numbers referred to in this letter correspond to the page numbers in the marked copy of Amendment No. 3 to the Form SB-2 registration statement you filed on EDGAR on October 5, 2005.

Front Cover Page of Prospectus, page 3
1. We reissue comment 4 in our letter dated September 15, 2005.
Please remove the October 5, 2005 date at the bottom of your cover page and leave it blank. The date of the prospectus is the effective date, not the date of any preliminary filing.

Risk Factors, page 7
2. We note you included disclosure on page 26 discussing the fact that your shares will be traded as penny stocks. Having your shares classified as penny stock is still a material risk. Please reinsert the risk factor discussing the risk of your shares being classified as penny stock and reference the more detailed discussion on page 26.
3. We note your response to comment 6 in our letter dated
September
15, 2005. It appears that there are other risks to you and your operations that you have not included in this section. For example, you state that there is a risk that you will cease to be a going concern.
Also, each risk factor must have a heading separating one risk factor from another risk factor. It appears that the first risk factors on page seven and page eight have headings, but they are not written in all capital letters as are your other risk factor headings. Therefore, please designate all your risk factor headings clearly and consistently, or if you simply failed to provide headings for these risk factors, please add the headings.

Our Business is Dependent on Relationships with Third Parties, page 7
4. We note your response to comment 8 in our letter dated
September
15, 2005. Please disclose the third parties on whom you depend to obtain, produce, promote, and distribute your products both in the United States and internationally. Please disclose your current relationships, if any, with these third parties.

Management`s Discussion and Analysis or Plan of Operation, page 11
5. We reissue comment 12 in our letter dated September 15, 2005.
Please discuss known material risks, trends, and uncertainties over the long and short term.

Plan of Operation, page 13
6. We reissue comment 13 in our letter dated September 15, 2005. We note that you generally describe your projects, your future business intentions, and Mr. Cancio`s experience. Please revise this section to focus on how you have generated revenues since inception and specific steps, rather than general intentions and discussions that you have had with suppliers or distributors, to generate revenues in the next 12 months. Please quantify and describe specific significant costs and expenses incurred thus far and that you expect to incur in the next 12 months. Please identify current significant customers and describe specific projects that will generate revenue.
Please quantify the amount you will need to continue operations for the next 12 months, how you will raise the required financing, and the impact on your business if you fail to raise the required amount.
Filmed Entertainment, page 12
7. We note your response to comment 14 in our letter dated
September
15, 2005. You state that your three projects are "in production," in
"the final stages of production," or in "post-production." Please describe each of these three production stages, and any other stage through which one of your films must pass. Also, for each project, please discuss the number of individuals you employed and their salaries, the amount and cost of equipment you must rent or purchase, the locations in which you film and the expenses associated with those locations, and any other expense you paid already to produce the documentaries and the amount you will require in the future. If you outsource the production of these films, please disclose the amount you spent and will spend on the outsourcing, the number of people working on each film, the location in which you film, and any other material information required for your readers to understand the size and scope of these projects. Finally, please discuss your plans for distributing these films and generating revenue, whether the production was outsourced or not.
8. We reissue comment 15 in our letter dated September 15, 2005. It appears that you discuss the project opportunities that you are seeking only for your music entertainment and not your filmed entertainment. Please discuss the specific film projects you are actively seeking. If there are none, please remove the statement.

In this regard, please move the last paragraph on page 12 to your Music Entertainment subsection.
9. We note your response to comment 16 in our letter dated
September
15, 2005. Please elaborate on the information you provide in the first paragraph on page 13. For example, please disclose the United
States and European tours that Mr. Cancio has produced and the films and documentaries he has co-produced. As another example, please disclose how Mr. Cancio`s contacts will be able to specifically benefit you and your operations.

Other Services, page 14
10. We note your response to comment 19 in our letter dated
September
15, 2005. Please discuss the duties and responsibilities of the employees you plan on hiring.

For the Period from December 30, 2004 (Inception) to May 31, 2005, page 14
11. We note your response to comment 21 in our letter dated
September
15, 2005. In the first paragraph on page 15, you state that you completed videos for three companies. However, it appears that you describe only two of the videos. Please revise or advise. For all three videos, please disclose the companies who hired you, the major expenses for each video, and any outsourcing arrangements you had with the individuals filming and producing the videos. Also, please discuss why and how the car racing video "produced the major portion of filming revenue." Further, please disclose your basis for stating that "[f]uture filming projects similar to the above are estimated to be the principal source of revenues in the near term and are likely to have a favorable impact on both revenues and net income."

Finally, please disclose the party with whom you have the six month contract for publicist services, the terms of the agreement, and the amount of time you dedicate to this endeavor.

Liquidity and Resources, page 15
12. We note your response to comment 22 in our letter dated
September
15, 2005. Please revise your disclosure to state how you will satisfy your cash requirements for the next twelve months rather than six months. See Item 303(a)(1)(i) of Regulation S-B.

Description of Business, page 17
13. We reissue comment 23 in our letter dated September 15, 2005.

Current Business Operations, page 17
14. We note your response to comment 25 in our letter dated
September
15, 2005. In the second paragraph of this subsection, you state that by "combining the efforts and products of Fuego and Ciocan, [you] have been able to reach both markets at the same time as well as further penetrate Europe where Latin music is very popular." However, on page 12, you state that you are "actively seeking" an agreement with Ciocan Entertainment Music Group, L.L.C. Please revise to state that you do not currently have any agreements with Ciocan.
Distribution and Publishing, page 17
15. You state that "Ciocan`s and Cancio`s largest distribution products are music CD`s," and you discuss the methods that "Ciocan and Cancio" use to select clients. Please clarify whether Mr. Cancio engages in distribution and publishing activities on his own in addition to his duties in relation to Ciocan Entertainment Music Group, L.L.C. and you.
16. We note your response to comment 27 in our letter dated
September
15, 2005. Please identify your distributors and revise to clarify what you mean by a "net 30 net 60 payment term."
17. We reissue comment 28 in our letter dated September 15, 2005.

Advertising and Promotional Services, page 18
18. We note your response to comment 31 in our letter dated
September
15, 2005. You make the following statements, "We have used and will continue to use in the future on a project to project basis the services of F&F Media Corp. Mr. Adolfo Fernandez as our Marketing and Public Relations freelance firm." Please revise these two sentences to make clear the relationship between F&F Media Corp. and
Mr. Fernandez, if any.
19. We note your response to comment 32 in our letter dated
September
15, 2005. You state that you would require an extra $40,000 in revenue to bring your advertising and marketing in-house. Please discuss your likelihood of earning an additional $40,000 in revenue within the timeframe of your 12 month goal.

Projects, page 18
20. We reissue comment 30 in our letter dated September 15, 2005. Please disclose your relationships with the U.S. Tour of Havana Night
Club`s Celebrate Freedom Tour `05 and Anthony Pullicino in this subsection.
21. Please tell us the reasons you deleted all references to Vocal Sampling from this latest amendment to your registration statement.
22. We note your response to comment 34 in our letter dated
September
15, 2005. On page 19, you state that, in connection with the U.S. Tour of Havana Night Club, none of your members or representatives travel on business to Cuba or transact business with banks or other entities in Cuba. Please tell us whether you have any current or planned operations in, or other contacts with, Cuba, unrelated to your co-presentation of the U.S. Tour of Havana Night Club. In this regard, please tell us about any direct or indirect contacts with Cuba by you or Mr. Cancio, or, if you and Mr. Cancio have no direct or indirect contacts with Cuba, advise us that this is the case.
23. We note your response to comment 35 in our letter dated
September
15, 2005. You state that the U.S. Tour of Havana Night Club, Celebrate Freedom Tour `05 is the "largest musical show from Cuba to appear in the United States in about 50 years." Please provide the source of this factual statement. Also, in your response to comment
24, you state that you do not intend to conduct any business with any
Cuban nationals. If so, please tell us how you claim that this is the largest musical show from Cuba in 50 years.
24. We note your response to comment 36 in our letter dated
September
15, 2005. You state that the show is in the "production stages." Please disclose more information about the show`s creation and development stage. For example, please discuss the number of people working on the show, its budget, your plans to air the show on television, and the expected revenue of the show.
Also, you state that one of the companies that Mr. Pullicino will visit personally is a gold mining company in Ecuador. Please tell us whether this company is related to the one you describe in your Filmed Entertainment subsection on page 12. If so, please disclose the name of this company and discuss any relationships or agreements, whether formal or informal, between or among you, this Ecuadorian company, and any other entity or individual involved in this television show. If not, please tell us how you or Mr. Pullicino chose this company to investigate.
Further, please disclose the diamond mining companies in Canada that
Mr. Pullicino will investigate for the show and whether you have any relationships with these companies. If so, please discuss the nature and scope of these relationships. If not, please tell us how Mr. Pullicino selected these companies to investigate.

Sales Strategy, page 19
25. Please disclose the "retail stores, music stores, etc. across the globe" in which you will place your products. Please revise to state whether you have any agreements with these stores or with the "various radio stations, television producers, newspaper editors, etc."

Certain Relationships and Related Transactions, page 22
26. We note your response to comment 43 in our letter dated
September
15, 2005. Please tell us why, in Amendment No. 1 to your registration statement filed August 19, 2005 on Form SB-2, you stated that on January 6, 2005 you issued 19,000,000 shares of your comment stock to Hugo Cancio worth $19,000 for services rendered.
However,
in this amendment to your registration statement, you disclose that on January 6, 2005 you issued only 7,772,670 shares to Mr. Cancio worth $7,772.67 for services rendered.
In this regard, we noticed you changed the amount of shares beneficially owned by Mr. Cancio in the beneficial ownership table on page 23. Therefore, please address the changes in the Selling Shareholders section of your document as well.

Plan of Distribution, page 26
27. We note your response to comment 45 in our letter dated
September
15, 2005. In addition to the disclosure you provided, please discuss any factors considered in determining the offering price, including your asset value, earnings, book value, or other criteria. Also, please state that there is no guarantee that a market will develop for your securities.

Selling Shareholders, page 26
28. We note your response to comment 49 in our letter dated
September
15, 2005. Please describe in this section how the selling shareholders received their shares.

Where You Can Find More Information, page 30
29. We note your response to comment 50 in our letter dated
September
15, 2005.  Please revise this section to note our address as 100 F
Street, N.E.

Financial Statements, page 31

Part 1. Financial Information, page 31
30. Please update your registration statement to include interim financial statements to reduce the age of your financial statements.
See Rule 3-12(g) of Regulation S-X.  Also, please update your
Management`s Discussion and Analysis section to include a discussion of the included interim period. See Item 303(b)(2) of Regulation
S-
B.

Balance Sheet, page 32
31. We note your response to comment 52 in our letter dated
September
15, 2005. As previously requested, please revise your disclosure to include the requirements in paragraph 53 of SOP 00-2.
32. We note your response to comment 53 in our letter dated
September
15, 2005. If these investment costs are akin to advance royalties, as described in paragraph 10 of SFAS No. 50, you are required to demonstrate that past performance and current popularity of these events provide a basis for estimating that the investment will be fully recoverable from future royalties. Further, if these costs do not appear to be fully recoverable they shall be charged to income as the loss becomes evident. The losses generated by the three shows held before the date of your balance sheet indicate this investment does not satisfy the requirements in paragraph 10 of this statement.
Please advise or revise your financial statements to reflect the cost of the investment as a charge to income as of your balance sheet date.
33. We note your response to comment 54 in our letter dated
September
15, 2005. The accounting guidance in paragraph 10 of SFAS No. 142 generally supports internally developed intangible assets being expensed as incurred. Please advise or revise your financial statements to reflect the deferred logo cost as a charge to income on the date incurred.
Statement of Stockholder`s Equity, page 34
34. We note your response to comment 57 in our letter dated
September
15, 2005.  Please tell us why your response represents that Hugo
M.
Cancio was issued 19 million shares on January 6, 2005 in light of the fact this number of shares exceeds total shares outstanding as of your balance sheet date and 5.5 million of the 19 million shares were issued to Ciocan Entertainment Film and Music Group LLC. Include with your response a schedule listing all common share issuances including each shareholder name, the date of each share purchase and number of shares per purchase from the entity`s inception to September 15, 2005.

Statement of Cash Flows, page 34
35. Your cash and cash equivalents at year end do not reconcile with
the amount presented in your balance sheet as a result of the
$6,000
adjustment reflected in the changes in deferred tax assets. Please tell us why you have revised your statement of cash flow to reflect this change in consideration of the fact your balance sheet does not reflect any change. Please advise or revise your financial statements.

Notes to Financial Statements, page 36

6. Related Party Transactions, page 40
36. We note your response to comment 59 in our letter dated
September
15, 2005. Please revise to state, if true, that the consideration from Ciocan for the 5.5 million shares was cash. If the consideration was other than cash or was a cash advance requiring repayment, please revise your disclosure accordingly. Also, please revise page 22 to clearly indicate the consideration for the shares and tell us where the recent revision of $1,400 is reflected in your financial statements.
37. We note your response to comment 60 in our letter dated
September
15, 2005. We do not see the revised disclosure concerning Anthony Hattenbach and Sunflower Publishing in this footnote. Please advise or revise your disclosure to respond to our former comment.

Part II - Information Not Required In Prospectus, page 41

Recent Sales of Unregistered Securities, page 43
38. We note your response to comment 61 in our letter dated
September
15, 2005. Currently, you disclose you have 18,004,647 shares outstanding at May 31, 2005. Your financial statements reflect 13,272,670 common shares outstanding as of your balance sheet date.
Please advise or revise this disclosure.
Also, please provide the date, title, and amount of shares for each particular sale of your unregistered securities as it appears you have done with the shares issued to Mr. Cancio for services rendered on January 6, 2005. In addition, please identify the type of purchaser in each unregistered sale. We note that you refer only to investors.

Exhibit 23.1
39. We note your response to comment 63 in our letter dated
September
15, 2005. Please revise this exhibit to include the actual independent accountant`s consent rather than the accompanying cover letter.




*	*	*	*	*	*




      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Brian McAllister, Staff Accountant, at (202) 551-3341, or Donna DiSilvio, Senior Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at
(202) 551-3343, Peggy Kim, Senior Attorney, at (202) 551-4504, or
me
at (202) 551-3720 with any other questions.

Sincerely,



H. Christopher Owings
Assistant Director


cc:	William D. O`Neal, Esq.
	The O`Neal Law Firm, P.C.
	Via Fax: (480) 816-9241
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Hugo M. Cancio, Chief Executive Officer
Fuego Entertainment, Inc.
October 27, 2005
Page 1